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[ING FUNDS LOGO]

June 22, 2006

VIA ELECTRONIC MAIL AND EDGAR

Mr. Michael Kosoff
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   ING Investors Trust
      ING Goldman Sachs Tollkeeper(SM) Portfolio
      Preliminary Proxy Filed June 6, 2006
      Securities Act File No. 033-23512
      Investment Company Act File No. 811-5629

Dear Mr. Kosoff:

This letter responds to comments provided via telephone to Mr. Paul
Caldarelli by the Securities and Exchange Commission ("SEC") staff on June
16, 2006 with respect to the preliminary proxy materials for ING Goldman
Sachs Tollkeeper(SM) Portfolio ("Portfolio"), a series of ING Investors Trust, that were filed with the SEC on June 6, 2006. Our summaries of these comments, and our responses thereto, are set out below. In addition, attached is the requested Tandy Letter (attachment "A") as well as marked pages from the proxy materials reflecting changes made in response to the comments. Our responses to the Staff's comments are as follows:

1. COMMENT: The Staff requested that pursuant to Item 22(a)(3)(iv), if the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees (with required examples) using the format prescribed in the appropriate registration statement form under the Investment Company Act of 1940.

    RESPONSE: The change in sub-adviser will not result in a new fee or an increase in the advisory fee. It will, in fact, result in a decrease in the advisory fee. The sub-advisory fee will be increased. However, this increase will not result in any additional fees to the shareholders. A table showing the current and pro forma sub-advisory fees is located on page 13 of the proxy statement.

2. COMMENT: The Staff requested that, pursuant to Item 22(c)(3), to state the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent.

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    RESPONSE: Directed Services, Inc., the investment adviser to the Portfolio, is wholly-owned by Lyon Connecticut Holdings, Inc., which in turn is an indirect, wholly-owned subsidiary of ING Groep, Inc. The disclosure in the proxy statement has been revised to reflect these affiliations.

3. COMMENT: Under the section entitled "How do I vote?" on page 2 of the proxy statement, the Staff has requested a discussion of the availability to vote via telephone or via the internet.

    RESPONSE: Shareholders of the Portfolio may only vote by mail. All references to telephone or internet voting will be deleted from the proxy materials.

4. COMMENT: Under the section entitled "Will there be any changes to the principal investment strategies of the Portfolio?" on page 7 of the proxy statement, the Staff has requested a comparison of the new principal investment strategies versus the old principal investment strategies.

    RESPONSE: The first paragraph of the section entitled "Will there be any changes to the principal investment strategies of the Portfolio" outlines the broad scope of the current investment strategy. The second paragraph outlines the new strategy and the new types of investments in which the Portfolio can invest. We believe that the current disclosure, coupled with the list of any new risks and a summary of which risks are no longer relevant to the proposed strategy, is adequate to help the shareholders understand the difference between the current strategy and the new strategy.

5. COMMENT: Please clarify in the section entitled "What are the key risks associated with the New Investment Strategy" what risks are new risks to the Portfolio.

    RESPONSE: This section will be revised to list the principal risks that are new to the Portfolio and to summarize any principal risks that are no longer relevant to the Portfolio under the new investment strategies.

6. Comment: Under the entitled "What are the factors that were considered by the Board?" on page 15 of the proxy statement, the Staff has requested to explain who the "DOMESTIC EQUITY INVESTMENT REVIEW COMMITTEE" is and how the Committee relates to ING.

    RESPONSE: The Domestic Equity Review Committee is a committee of the Board of Directors. The disclosure in the proxy statement has been revised to convey the purpose of the Committee.

7. Comment: The Staff has requested that ING please explain whether or not partial shares receive a vote.

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    RESPONSE: Each shares of each class of the Portfolio is entitled to one vote and fractional shares are counted as fractional votes. The disclosure in the proxy statement has been revised to address fractional votes.

8.  COMMENT: The Staff has requested, if applicable, to include Item
    (22)(c)(10), if the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

    RESPONSE: The proposed sub-adviser does not advise any other fund(s) having a similar investment objective. The investment adviser is reducing its compensation under the advisory contract. In addition, the adviser is decreasing its current expense limits, resulting in additional savings to the shareholders. These reductions are outlined in the section entitled "What are the Terms of the Proposed Sub-Advisory Agreement"

9. Comment: The Staff has requested confirmation that the correct agreement was filed in Appendix B.

    RESPONSE: The correct sub-advisory agreement was filed in the preliminary proxy. The Form of Amended Schedule A will go into effect upon approval of the sub-adviser change. The remainder of the document (the First Amendment to Sub-Advisory Agreement and the Sub-Advisory Agreement dated August 1,
    2003) is  currently in effect.

                      *       *       *       *      *

       Thank you for your comments with respect to the preliminary proxy materials, we hope you find our changes to these materials to be responsive. Please feel free to contact Kim Palmer at 480-477-2674 or the undersigned at 480-477-2649 with any questions. We plan to effect our definitive proxy filing on June 23, 2006.



                                         Sincerely,

                                         /s/ Theresa K. Kelety

                                         Theresa K. Kelety
                                         Counsel
                                         ING U.S. Legal Services

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Attachment A

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[ING FUNDS LETTERHEAD]

June 22, 2006

VIA EDGAR

Mr. Michael Kosoff
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   ING Investors Trust
      ING Goldman Sachs Tollkeeper(SM) Portfolio
      Preliminary Proxy Filed June 6, 2006
      Securities Act File No. 033-23512
      Investment Company Act File No. 811-5629

Dear Mr. Kosoff

ING Investors Trust ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing.
Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2659. Thank you.

                                         Regards,
                                         /s/ Theresa K. Kelety
                                         Theresa K. Kelety
                                         Counsel
                                         ING Americas, U.S. Legal Services

Attachments
cc:   Jeffrey Puretz
      Dechert LLP